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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2016	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 – 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):    ☐

The Registrant's Report to Shareholders for the quarter ended December 31, 2015, included as Exhibit 99.1 of this Form 6-K, is incorporated by reference into and as an exhibit to, as applicable, the following of Registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029), Form F-10 (File No. 333-196501), Form F-80 (File No. 333-207268) and Form F-80 (File No. 333-209087).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: February 4, 2016

	By:	"Shawn Poirier" Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Report to Shareholders for the fourth quarter ended December 31, 2015
99.2	News release dated February 3, 2016, Suncor Energy reports fourth quarter results

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SIGNATURES
EXHIBIT INDEX